Exhibit 99.2

For Immediate Release
Trading symbol: NYSE, TSX — GLG	May 3, 2006
GLAMIS GOLD ANNOUNCES FIRST QUARTER 2006 RESULTS
May 3, 2006 — Reno, Nevada — Glamis Gold Ltd. (“Glamis”) (NYSE, TSX: GLG), today reported net income of $16.9 million, or $0.13 per share, for the quarter ended March 31, 2006.
First Quarter 2006 Highlights
•	Produced a quarterly record 147,781 ounces of gold at a total cash cost of $182 per ounce.

•	Increased cash flow from operations to $42.4 million.

•	Received overwhelming approval from Western Silver shareholders; transaction expected to close today.

•	Added to the S&P TSX 60 Index.

•	Completed first full quarter of commercial production at Marlin Mine in Guatemala.

•	Continued to expand recent discoveries at Marlin.

•	Reiterated 2006 gold production forecast of 670,000 ounces at cash costs between $160 to $170 per ounce.
“We have laid the groundwork for what we expect will be a very successful 2006,” said Kevin McArthur, President and CEO. “Performance at Marlin—our newest mine—gathered momentum throughout the first quarter, resulting in very strong March production. The mill ramp-up to 5,000 tonnes per day is expected to drive steady quarterly productivity gains, culminating in over 50 percent gold production growth on a company-wide basis in 2006.
“Subsequent to today’s anticipated closing of the Western Silver transaction, development of the Peñasquito deposit is expected to provide Glamis and its shareholders a world-class mine with dramatic upside potential. Glamis’ ability to extract full value from tip-of-the-iceberg transactions, coupled with our proven mine-building skills provides a very bright future for the Company.”
Financial Review
Driven by strong performance at the Company’s El Sauzal Mine in Mexico, a full quarter of commercial production at Marlin and higher metals prices, revenue in the first quarter of 2006 increased to $81.4 million compared to $42.1 million in the first quarter of 2005. Glamis sold 141,206 ounces of gold in the quarter at an average realized price of $557 per ounce. By comparison, the Company sold 98,117 ounces of gold in the corresponding period of 2005 at an average realized price of $429 per ounce.
Net income in the quarter totaled $16.9 million, or $0.13 per share, compared to $2.2 million, or $0.02 per share in the same period a year ago. First quarter 2006 earnings included exploration expense of $4.7 million and non-cash stock-based compensation expense of $2.3 million. Cash flow from operations (before working capital changes and reclamation expenditures) was $42.4 million compared to $16.5 million in the prior year’s first quarter. At March 31, 2006, cash and equivalents totaled $50.8 million, an increase of 58 percent from cash and equivalents at December 31, 2005.
Operations Review
Total gold production for the first quarter of 2006 was 147,781 ounces at a total cash cost of $182 per ounce. In the year-ago first quarter, production totaled 93,721 ounces of gold at a total cash cost of $186 per ounce.
El Sauzal Mine
Continued excellent mill performance contributed to record quarterly gold production at El Sauzal. The mine produced 62,311 ounces of gold at a total cash cost of $111 per ounce, compared to 43,535 ounces of gold at a total cash cost of $121 in 2005. Throughput regularly reached the 6,000 tonne-per-day level during the quarter. Construction of a heap leach pad is now underway, with initial production scheduled for 2007. Gold production remains on track toward the Company’s projection of 217,000 ounces in 2006.
Marlin Mine
Production at Marlin ramped up throughout the quarter, with a total of 43,269 gold ounces and 321,196 silver ounces produced. Total cash costs amounted to $175 per ounce of gold production. Mill throughput frequently reached the targeted 4,000 tonnes per day, despite down-time and maintenance periods brought about by start-up and training issues. Production in March alone totaled approximately 25,000 ounces of gold, with total cash costs dropping below $100 per ounce over the same period.
By quarter-end, underground throughput was contributing approximately 500 tonnes per day toward the Company’s 2006 target of 1,000 tonnes per day. High grades in the “rubble zone” portion of the open pit are expected to maintain mill feed targets during the underground ramp-up period. Marlin is expected to produce approximately 254,000 ounces of gold and over three million ounces of silver in 2006.
Marigold Mine (two-thirds owned)
Glamis’ 2/3 share of gold production from Marigold was 27,220 ounces of gold at a total cash cost of $278 per ounce. This compares to production of 28,219 ounces of gold in the first quarter of 2005 at a total cash cost of $227 per ounce. Winter season effects and slow leaching ore from the upper levels of the Millennium Antler pit impacted gold production at Marigold Mine in Nevada during the quarter. Ore tonnage delivered to the leach pad was low, as pre-stripping and waste rock mining peaked in the first quarter. Waste rock mining is expected to decrease in subsequent quarters in 2006. Glamis’ two-thirds share of gold production at Marigold is projected to be approximately 118,000 ounces in 2006.
San Martin Mine
At San Martin Mine, gold production was 14,981 ounces in the first quarter at a total cash cost of $329 per ounce. This compares to production of 21,967 ounces of gold at a total cash cost of $260 per ounce in the first quarter of 2005. San Martin has completed the transition to run-of-mine heap leaching. Production will continue to decline on a year-over-year basis, but capital costs will be minimal, positioning the mine to generate strong free cash flow. San Martin is projected to produce approximately 81,000 ounces of gold in 2006.

Cerro Blanco Project
During the first quarter, the Company selected a contractor to drive the underground decline at Cerro Blanco. The decline project is scheduled to begin late in the second quarter. Feasibility work continues, with completion scheduled for November of 2006. Exploration drilling continued throughout the quarter with encouraging results in the north area. Three drill rigs are currently on-site.
Western Silver
On May 1, Glamis announced that the shareholders of Western Silver Corporation (“Western Silver”) voted overwhelmingly in favor of a combination with Glamis. The Plan of Arrangement is expected to be completed today.
A feasibility study completed in November 2005 by Western Silver detailed a 17 year mining operation at the Peñasquito deposit with proven and probable reserves of 4.9 million ounces of gold, 308 million ounces of silver, 3.9 billion pounds of zinc and 1.8 billion pounds of lead.
Subsequent to the November 2005 feasibility study, Peñasquito assays for 90 holes representing 57,000 meters of drilling have been received. These results demonstrate a continuing trend of resource enhancement to the southwest of the Peñasco pit, along with significant improvement to gold and silver grades. These results are currently being analyzed for inclusion in a resource and reserves update that will be prepared for the revised feasibility study. The following table includes post-feasibility highlights:
Peñasquito Property
Post-Feasibility Drill Hole Highlights — May 3, 2006

	From	To	Interval	Gold	Silver	Lead	Zinc
Drill Hole	(meters)	(meters)	(meters)	(g/t)	(g/t)	(g/t)	(g/t)
WC286	298.00	816.86	518.86	0.85	31.7	0.38	0.78
WC288	82.00	727.25	645.25	1.13	46.2	0.25	1.21
WC303	328.00	643.13	315.13	1.07	20.8	0.23	0.64
WC321	266.00	777.24	511.24	1.02	44.1	0.54	1.45
WC334	154.00	632.00	478.00	1.87	31.4	0.21	0.63
WC338	386.00	806.00	420.00	0.91	54.5	0.60	1.00
WC340	94.00	456.00	362.00	0.93	72.1	0.65	1.73
WC344	94.00	827.53	733.53	0.96	34.5	0.15	0.76
WC350A	182.00	864.11	682.11	1.28	38.8	0.06	1.14
WC354	212.00	820.52	608.52	1.24	30.7	0.30	0.71
WC362	264.00	602.28	338.28	0.87	55.3	0.77	1.17
WC364	376.00	696.00	320.00	1.08	124.2	0.85	1.44
WC365	276.00	741.88	465.88	1.14	31.4	0.15	0.45
Complete drill hole data and a drill hole location map are available at www.glamis.com.
Glamis is currently updating the feasibility study to accommodate a higher mill throughput, supported by continued excellent drilling results both internal to the designed pit shell and directly adjacent to the current Peñasco pit. The revised feasibility study is expected to be available by late August, 2006, leading to a decision to advance the project into detailed engineering and construction.
Exploration
Exploration efforts at the Company’s other properties continued in the first quarter. The Company spent $5.9 million on exploration in the quarter, of which $4.7 million was expensed, including $2.6 million at Cerro Blanco. Exploration expenditures are expected to total approximately $25 million in 2006.
Marlin — Rosa
The Rosa vein, one of two gold-bearing vein discoveries made at Marlin in 2005, continues to exhibit economic widths and grades. The Company has outlined plans for an initial underground drilling program to further define high-grade intercepts identified through previous drilling and to develop a resource for the Rosa vein. During the quarter, the Company drove a crosscut through the upper reaches of the Rosa vein, cutting 1.6 meters averaging 9.1 grams of gold and 137 grams of silver per tonne. Initial metallurgical testing indicates Rosa gold and silver recoveries to be nearly identical to Marlin.
Marlin — West Vero
The Company has released new drilling results at West Vero, another vein discovery made in 2005. Surface drilling along the West Vero zone has proven over 500 meters of strike length, remaining open at both ends and to depth. Drill hole H49 at the easternmost edge of the known vein includes 17 meters of true width containing 8.3 grams of gold and 197 grams of silver per tonne. The West Vero system consists of quartz-calcite veining with metallurgical characteristics nearly identical to Marlin. Drill hole data, a drill map and a long section of West Vero have been posted at www.glamis.com.
Nevada
First quarter drilling at Marigold Mine continued to demonstrate upside potential on the property. The results of the current drilling program have extended the mineralization between two target pits. Additional drilling is planned to extend into the pediment later in 2006. Also in Nevada, four drill rigs are operating at the 40 percent-owned Dee joint venture (Barrick 60 percent) in order to further define the new South Arturo discovery. The deposit remains open, and more recently, mineralization has been intersected in the “Hinge Zone”, which is a newly-discovered parallel system. The mineralization is typical Carlin-type, hosted in oxidized upper and lower plate Paleozoic sedimentary rocks, demonstrating multi-million ounce potential.
Guayacan — El Sauzal
The twenty-hole drill program at the Guayacan target continued in the first quarter, with completion of drilling and assaying expected sometime in the third quarter. Located four kilometers south of El Sauzal, Guayacan is a sheeted vein zone associated with a large porphyry system, discovered through geochemical sampling and mapping over the last two year period. Several vein zones containing precious and base metals have been identified in the drilling. Complete results of the Guayacan program will determine subsequent drilling activity in the area.
Glamis will host a conference call today at 2:30 pm Eastern (11:30 Pacific) to discuss its first quarter operating and financial results. The call can be accessed by dialing 1-800-901-5218 in the United States and Canada or 1-617-786-4511 for calls outside the United States and Canada. The participant pass code is 49722477. The conference call will also be web cast live at www.glamis.com. A replay of the call will be available on the Glamis web site beginning approximately two hours after the conclusion of the live call. An audio-only replay of the call will be available for 10 days after the call by dialing 1-888-286-8010 in the U.S. and Canada or 1-617-801-6888 outside the U.S. and Canada. The replay pass code number is 16349501.
The Company will also hold its Annual General Meeting today at 1:30 pm Eastern at the Fairmont Royal York Hotel on 100 Front Street West in Toronto. Glamis shareholders are invited to attend.

Glamis Gold Ltd. is a premier intermediate gold producer with low-cost gold mines and development projects in Nevada, Mexico and Central America. Plans call for growth from 434,000 ounces of gold production in 2005 to 670,000 ounces in 2006 and over 700,000 ounces in 2007. The Company remains 100 percent unhedged. For more information about Glamis and its operations, visit the Company on the Internet at www.glamis.com.
Forward-Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Glamis Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein and in the Company’s other filings incorporated by reference.
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Contact:	Jeff Wilhoit — Director, Investor Relations
Glamis Gold Ltd.
5190 Neil Road, Suite 310
Reno, Nevada 89502
(775) 827-4600 Ext. 3104
jeffw@glamis.com

Glamis Gold Ltd.
Financial Highlights
(in millions of U.S. dollars, except per share and per ounce amounts)

		Three Months Ended March 31,
		2006	2005

Gold ounces produced		147,781	93,721
Gold ounces sold		141,206	98,117
Silver ounces produced		363,419	20,677
Silver ounces sold		273,706	12,500
Average gold revenue realized per ounce		$557	$429
Average gold market price per ounce		$554	$427
Average silver revenue realized per ounce		$10	$7
Average silver market price per ounce		$10	$7
Total cash cost per ounce		$182	$186
Total production cost per ounce		$308	$291

Production Data:
El Sauzal Mine:	Ore tonnes milled	526,148	302,977
	Waste tonnes mined	1,073,735	582,478
	Grade (grams per tonne)	3.86	3.94
	Gold ounces produced	62,311	43,535
	Total cash cost per ounce	$111	$121
	Total production cost per ounce	$220	$233
Marlin Mine:	Underground ore tonnes mined	29,595	—
	Surface ore tonnes mined	215,865	—
	Waste tonnes mined	695,913	—
	Grade (gold grams per tonne)	6.48	—
	Gold ounces produced	43,269	—
	Silver ounces produced	321,196	—
	Total cash cost per ounce	$175	—
	Total production cost per ounce	$313	—
Marigold Mine (66.7%):	Ore tonnes mined	1,073,227	1,534,153
	Waste tonnes mined	5,806,282	5,322,470
	Grade (grams per tonne)	0.711	0.716
	Gold ounces produced	27,220	28,219
	Total cash cost per ounce	$278	$227
	Total production cost per ounce	$414	$325
San Martin Mine:	Ore tonnes processed	1,258,481	1,459,076
	Waste tonnes mined	1,020,198	1,190,516
	Grade (grams per tonne)	0.740	0.633
	Gold ounces produced	14,981	21,967
	Total cash cost per ounce	$329	$260
	Total production cost per ounce	$467	$364

Financial Data:
Working capital		$55.4	$27.9
Cash provided from operations		$42.4	$16.5
Net earnings		$16.9	$2.2
Basic earnings per share		$0.13	$0.02
Average shares outstanding		131,966,059	130,901,453

Prepared by management without audit

Glamis Gold Ltd.
Consolidated Balance Sheets
(Expressed in millions of U.S. dollars)

	March 31,	December 31,
	2006	2005
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$50.8	$32.1
Accounts and interest receivable	3.9	2.9
Inventories	32.9	29.4
Prepaid expenses and other	1.3	1.3

	88.9	65.7

Mineral property, plant and equipment, net	629.8	630.8
Other assets	25.4	24.7

	$744.1	$721.2

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$23.5	$27.2
Site closure and reclamation costs, current	1.1	1.0
Current portion, long term debt	7.5	—
Taxes payable	1.4	0.8

	33.5	29.0

Site closure and reclamation costs	13.7	12.2
Long-term debt	72.5	80.0
Future income taxes	99.8	96.4

	219.5	217.6

Shareholders’ equity
Share capital
Authorized:
Unlimited common shares without par value 5,000,000 preferred shares, Cdn$10 per share par value, issuable in series
Issued and fully paid:
132,063,109 (2005—131,918,803) common shares	495.9	492.9
Contributed surplus	13.6	12.5
Retained earnings (deficit)	15.1	(1.8)

	524.6	503.6

	$744.1	$721.2

Prepared by management without audit

Glamis Gold Ltd.
Consolidated Statements of Operations
(Expressed in millions of U.S. dollars, except per share amounts)

	Three months ended March 31,
	2006	2005
	(unaudited)

Revenue	$81.4	$42.1

Costs and expenses:
Cost of sales	29.9	17.8
Depreciation and depletion	19.6	10.7
Exploration	4.7	1.1
General and administrative	2.4	6.1
Stock-based compensation	2.3	0.6
Other operating expenses	0.3	0.3

	59.2	36.6

Earnings from operations	22.2	5.5
Interest expense	(1.3)	—
Interest and other income	1.1	0.2

Earnings before income taxes	22.0	5.7
Provision for income taxes:
Current	1.8	1.1
Future	3.3	2.4

	5.1	3.5

Net earnings	$16.9	$2.2

Earnings per share
Basic	$0.13	$0.02
Diluted	$0.13	$0.02

Weighted average common shares outstanding:
Basic	131,966,059	130,901,453
Diluted	133,405,661	132,250,214

Consolidated Statements of Retained Earnings (Deficit)
(Expressed in millions of U.S. dollars)

	Three months ended March 31,
	2006	2005
	(unaudited)

Deficit, beginning of period:	$(1.8)	$(28.9)
Net earnings	16.9	2.2

Retained earnings (deficit), end of period	$15.1	$(26.7)

Prepared by management without audit

Glamis Gold Ltd.
Consolidated Statements of Cash Flows
 (Expressed in millions of U.S. dollars)

	Three months ended March 31,
	2006	2005
	(unaudited)

Cash flows from operating activities
Net earnings	$16.9	$2.2
Non-cash items:
Depreciation and depletion	19.6	10.7
Future income taxes	3.3	2.4
Gain on sale of properties and investments	—	(0.1)
Stock-based compensation	2.3	0.6
Other	0.3	0.7

	42.4	16.5

Changes in non-cash operating working capital:
Accounts and interest receivable	(1.0)	0.2
Taxes recoverable/payable	0.6	(0.4)
Inventories	(2.6)	(1.1)
Prepaid expenses and other	—	(0.8)
Accounts payable and accrued liabilities	(3.7)	1.1
Site closure and reclamation expenditures	(0.3)	(0.5)

Net cash provided by operating activities	35.4	15.0

Cash flows from (used in) investing activities
Purchase of mineral property, plant and equipment, net of disposals	(17.8)	(33.4)
Net proceeds from sale of investments and properties	—	—
Other assets	(0.8)	0.5

Net cash used in investing activities	(18.6)	(32.9)

Cash flows from financing activities
Proceeds from issuance of common shares	1.9	0.2
Proceeds from long-term debt	—	15.0

Net cash provided by financing activities	1.9	15.2

Increase (decrease) in cash and cash equivalents	18.7	(2.7)
Cash and cash equivalents, beginning of period	32.1	27.0

Cash and cash equivalents, end of period	$50.8	$24.3

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest, net of amounts capitalized	$2.0	$0.3
Taxes	$1.2	$0.3

Prepared by management without audit
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